MICROELECTRONICS TECHNOLOGY COMPANY

FORM 8-K
(Current report filing)

Filed 05/09/11

Address	14 Monarch Bay Plaza #271
	Monarch Bay, CA 92629
	USA
Telephone	866-859-5398
CIK	0001329136
Symbol	MELY
SIC Code	1000 – Metal Mining
Fiscal Year	06/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : May 9, 2011

MICROELECTRONICS TECHNOLOGY COMPANY

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

333-130767

(Commission File Number)

N/A

(I. R. S. Employer Identification No.)

14 Monarch Bay Plaza #271, Monarch Bay, CA 92629, USA

(Address of principal executive offices, including zip code.)

866-859-5398

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 6, 2011, the Registrant received and accepted the following resignations with immediate effect: -
- Wei-Chieh Wang as President, Secretary, Treasurer and Director; and
- Albert Ng as Treasurer and Director.

On May 6, 2011, the Registrant appointed Mr. Edward Manetta as as President, Secretary, Treasurer and Director, with immediate effect.

Mr. Manetta has worked in the corporate arena and is a business entrepreneur. His work experience includes online storage of data systems now referred to as "The Cloud". Mr. Manetta has directed the design and management of online business components for three different companies. This resulted in both revenue generation and a cost savings, as well as increased productivity and remote management. Most recently, Mr. Manetta used cloud-computing systems for Fairest Cape Beverage Company, Newport Financial, and Checks in the Mail.

Additionally, Mr. Manetta has worked in the wine industry for over 15 years and was certified by the Court of Master Sommeliers in 1999. In 2002, he became a University of California, Irvine wine instructor and is currently the most tenured wine instructor at UCI.

Mr. Edward Manetta holds two Bachelor of Arts degrees from the University of California, one in Economics and one in English Literature.

Mr. Manetta's background in technology as well as his experience in the corporate world and as an entrepreneur gives him a broad understanding and the ability to guide the Company in today's economy and advancing technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Microelectronics Technology Company

By : /s/   Edward Manetta

                Edward Manetta
President, Secretary, Treasurer and Director

May 9, 2011